

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

September 14, 2006

Mr. Richard T. O'Brien
Senior Vice President and Chief Financial Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 15, 2005**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **Response Letter Dated September 8, 2006**
> **File No. 1-31240**

Dear Mr. O'Brien:

　　We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1. Please continue to provide us with a draft amendment of proposed disclosure revisions indicated in your responses to our prior comments as well as for the disclosures requested below.

Risk Factors, page 8

2. We note your response to the first bullet point of our prior comment number two. Please clarify your proposed revised disclosure to address the following:

   - We note your response states that EITF 04-3 "…was issued which may change the measurement of such values in future business combinations and subsequent impairment testing related thereto." As the guidance of EITF 04-3 was ratified on March 31, 2004 and effective for all prospective acquisitions and impairment tests performed thereafter, it is unclear to us how EITF may change such accounting. Please clarify to us and in your disclosure, what you believe EITF 04-3 actually changed.

   - Please clarify to us and in your document what you mean in your response when you state, "the measurement of such values." It is unclear whether or not you are referring to the nature of the assets being measured or otherwise.

   - Please tell us and disclose how you are defining Value Beyond Proven and Probable (VBPP) reserves prior and subsequent to the issuance of EITF 04-3. Based on your response, it appears you may be defining it differently from other participants in your industry. If true, please clarify in your document that your definition may be different than that of other marketplace participants.

   - Please tell us and disclose how you believe the guidance in EITF 04-3 impacted your impairment analysis associated with the speculative portion of VBPP including your application of such guidance to Step 2 in an impairment analysis conducted in accordance with SFAS 142.

3. We note your response to our prior comment number 11. Please modify your proposed disclosure to clarify the term "triggering event" and explain, if true, that the circumstances which you refer to represent events that would trigger the requirement to perform an impairment evaluation with respect to the Exploration Segment. ".

4.   Please expand your disclosure to explain why a significant impairment at an existing mine location would represent an event that would trigger the requirement to perform an impairment evaluation.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief